September 23, 2024

Wayne Tupuola
Chief Executive Officer
Laser Photonics Corporation
1101 North Keller Road, Suite G-2
Orlando, Florida 32810

       Re: Laser Photonics Corporation
           Preliminary Information Statement on Schedule 14C
           Filed on September 17, 2024
           File No. 001-41515
Dear Wayne Tupuola:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Information Statement on Schedule 14C
General

1.     We note your disclosure on page 3 that the approval of Proposal 1 requires the
          affirmative consent of a majority of the shares of our Common Stock issued and
       outstanding    as of the Record Date. We also note your other disclosure
on page 6 that the
       approval of Proposal 1 requires the    affirmative vote of the holders
of a majority of the
       votes cast.    Please revise to resolve this discrepancy. Further, we
understand from your
       disclosure on page 3 that ICT Investments, LLC is the only stockholder that has approved
       Proposal 1, which    beneficially owns 8,438,695 shares of Common Stock
constituting
       61% of the issued and outstanding shares of Common Stock.    However, we
note your
       other disclosure in the table on page 6 that ICT beneficially owns 4,438,695 shares of
       Common Stock, constituting 32% of your voting power. Given that the required vote to approve Proposal 1 is a majority of the votes cast or outstanding shares of Common
       Stock, please tell us how this proposal was approved and why the company is not required to file a proxy statement on Schedule 14A. Please also revise to clearly disclose ICT
       Investments, LLC   s total voting power.
 September 23, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Ernest Stern